UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Nihon Densan Shimpo Kabushiki Kaisha

(Name of Subject Company)

Nidec-Shimpo Corporation

(Translation of Subject Company’s Names into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nidec Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nidec America Corporation, 318 Industrial Lane, Torrington, CT 06790 (Tel: 860-482-4422)-

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

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TOKYO:23546.3

PART II –– INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1

Press Release of Nidec Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation.

2

English Translation of Press Release of Nidec-Shimpo Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation.

(b)

Not applicable.

Item 2.  Informational Legends

The required legends are included at a prominent position in each of the press releases filed as Exhibits 1 and 2.

PART III –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)

Not applicable.

(3)

Not applicable.

PART IV –– CONSENT TO SERVICE OF PROCESS

(1) Nidec Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART V

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PART VI –– SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nidec Corporation By: /s/ Shigenobu Nagamori Name: Shigenobu Nagamori Title: President and Chief Executive Officer Nidec Corporation Date: February 14, 2003

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TOKYO:23546.3

EXHIBIT 1

•FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

Released on February 14, 2003 in Kyoto, Japan

Letter of Intent Regarding Exchange Offer to Make Nidec-Shimpo Corporation a Wholly-Owned Subsidiary

At their respective Board of Directors’ Meetings held on February 14, 2003, Nidec Corporation (“Nidec”) and Nidec-Shimpo Corporation (“Nidec-Shimpo”) approved and signed a letter of intent regarding an exchange offer pursuant to which Nidec-Shimpo will become a wholly-owned subsidiary of Nidec. The share exchange is scheduled to take place on October 1, 2003 after signing a share exchange agreement in late April and obtaining approval from the shareholders of both companies at the Ordinary General Meetings of Shareholders scheduled to be convened by both companies in June 2003.

* Domestic listing of shares:Nidec Corporation: The First Section of the Tokyo and Osaka Stock Exchanges

 Nidec-Shimpo Corporation: The Second Section of the Osaka and Nagoya Stock Exchanges

Special Note Regarding the Share Exchange Between Nidec Corporation and Nidec-Shimpo Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

1. Purposes of the Share Exchange Transaction

Since its founding, Nidec has promoted its group management of acquired companies through M&A transactions aimed to fortify its technological competitiveness in the field of small precision motors. Nidec acquired a controlling interest in the predecessor of Nidec-Shimpo, Shimpo Industrial Co., Ltd., through a third-party allotment of new shares of common stock in February 1995, with a view to utilize its transmission-related expertise underpinned by enhanced high-precision processing technologies.

Nidec has been consistent with its M&A policies which focus on the creation of synergies among group companies leveraged by Nidec’s management methods. Nidec has kept its controlling share to the minimum necessary to assume management control while giving deference to each company’s corporate identity and independence. However, in today’s severe economic climate, Nidec and Nidec-Shimpo have decided that Nidec-Shimpo’s future growth requires a comprehensive business integration between the two companies whereby decisions can be made with quick precision to support an agile management, and so that managerial resources can be shared to improve investment efficiency.

2. Conditions of the Share Exchange

(1)

Share Exchange Schedule

February 14, 2003

•Board meetings to approve share exchange letter of intent

                   •Sign letter of intent

Late April 2003

•Board meetings to approve share exchange agreement.

•Sign share exchange agreement.

June 24, 2003

•Shareholders’ meeting to approve share exchange agreement

                   (Nidec-Shimpo Corporation)

June 25, 2003

•Shareholders’ meeting to approve share exchange agreement

                   (Nidec Corporation)

September 30, 2003

•Last day of share certificate submission period (Nidec-Shimpo)

October 1, 2003

•Effective date of share exchange

(2)

Share exchange ratio

  Nidec retained Daiwa Securities SMBC Co. Ltd., and Nidec-Shimpo retained Shijo Consulting Co., Ltd. for advice on the analysis of the share exchange ratio. Based on such advice and other considerations, Nidec and Nidec-Shimpo negotiated and came to the following agreement regarding the share exchange ratio.

  Note that if there are any material changes in the conditions of assets or management of Nidec or Nidec-Shimpo, upon which the share exchange ratio shown below was determined, Nidec and Nidec-Shimpo shall change the ratio.

	Nidec (Parent Company)	Nidec-Shimpo (Wholly-owned subsidiary)
Share exchange ratio	1	0.060

 Notes: 1. For each share of Nidec-Shimpo’s common stock, Nidec shall issue 0.060 shares of its common stock.

      2. Daiwa Securities SMBC Co. Ltd. assessed the value of the shares of Nidec and

        Nidec-Shimpo by using market price analysis, and discounted cash flow analysis. Daiwa Securities SMBC Co. Ltd. considered the results of the analysis as a whole and derived an exchange ratio.

Shijo Consulting Co., Ltd. assessed the value of the shares of Nidec and

 Nidec-Shimpo by using the market price analysis, discounted cash flow analysis, and net adjusted book value analysis. Shijo Consulting Co., Ltd.

 considered the results of the analysis as a whole and derived an exchange ratio.

3. Summary of Parties (As of September 30, 2002)

(1) Trade name	Nidec Corporation (Parent company)	Nidec-Shimpo Corporation (Wholly-owned subsidiary)
(2) Field of business	•Development, manufacture and sale of small precision motors •Sale of small precision fans •Development, manufacture and sale of mid-size motors	Development, manufacture and sale of adjustable speed drives, speed reducers, arts & crafts equipment, majoring/monitoring instruments, factory automation systems
(3) Date of incorporation	July 23, 1973	October 31, 1946
(4) Location of head office	10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto 615-0854,Japan	1 Terada, Kohtari, Nagaokakyo-city, Kyoto, Japan
(5) Representative	Shigenobu Nagamori	Kazuhiko Kashihara
(6) Share capital	¥26,473 million	¥2,592 million
(7) Total number of shares issued and outstanding	63,568,632 shares	20,000,516 shares
(8) Shareholders’ equity	¥87,050 million	¥8,725 million
(9) Total assets	¥166,650 million	¥16,588 million
(10) Fiscal year end	March 31	March 31
(11) Number of employees	1,143	446
(12) Major customers	Toshiba, Fujitsu, Hitachi, IBM, Seagate, Western Digital, Maxtor	Nidec, Nichiden Corporation, G-net Corporation, Toyota Industries Corporation, Takatsu Corporation
(13) Major shareholders and shareholding ratios

1.

Shigenobu Nagamori    8.94%

2. SN Kohsan Ltd.        7.32%

3. Japan Trustee Service

  Bank Ltd.             6.57%

4. The Master Trust

  Bank of Japan, Ltd.     6.13%

5. The Dai-Ichi Mutual Life

  Insurance Company     4.86%

6.The Kyoto Bank

  Corporation           4.49%

7.UFJ Trust Bank

  Limited              4.44%

8.Mitsui Asset Trust and

  Banking Company,

  Limited              4.27%

9. Trust & Custody Services

　Bank, Ltd.　 　　　　 3.24%

10. Nippon Life Insurance

   Company            3.19%

1. Nidec Corporation      51.02%

2. Shigenobu Nagamori     5.77%

3.Mizuho Corporate Bank   4.45%

4.The Kyoto Bank

  Corporation            4.00%

5. Shiga Bank             3.12%

6. Nippon Life Insurance

  Company               2.56%

7. United Financial Bank    2.26%

   of Japan

8. Okabe Inc.             1.99%

9. Nidec-Shimpo Association 1.64%

10.The Sumitomo Trust &

   Banking Co., Ltd.       1.50%

(14) Main banks	Bank of Tokyo-Mitsubishi, The Kyoto Bank Corporation, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.	Mizuho Corporate Bank, The Kyoto Bank Corporation, Shiga Bank, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.
(15) Relationships between the parties	Capital relationship	Nidec owns 51.02% of the total number of shares issued by Nidec-Shimpo.
	Personal relationship	Three board members, one statutory auditor, and two employees of Nidec act as board members of Nidec-Shimpo.
	Transactional Relationship	Nidec is expected to account for 3.9%, or ¥360 million of the net sales earned by Nidec-Shimpo for the fiscal year 2002 ending March 31, 2003.

(16) Business Results for the Three Most Recent Years (unit: millions of yen)

Non-consolidated	Nidec Corporation (Parent company)			Nidec-Shimpo Corporation (Wholly-owned subsidiary)
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	98,117	99,605	124,884	10,786	12,234	9,212
Operating income	4,301	876	4,100	24	152	218
Recurring income (loss)	7,087	8,336	11,242	(21)	247	302
Net income	5,178	5,421	7,316	157	164	65
Net income per share (yen)	163.71	89.12	115.11	8.71	8.42	3.26
Dividends per share (yen)	30	20	25	7	7	2.5
Shareholders’ equity per share (yen)	2,354.56	1,242.21	1,331.35	388.50	437.40	433.84
Consolidated	Nidec Corporation (Parent company)			Nidec-Shimpo Corporation (Wholly-owned subsidiary)
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	138,504	249,238	281,069	14,611	16,803	12,759
Operating income	14,425	16,033	16,206	610	992	591
Recurring income	10,574	18,795	17,658	537	961	582
Net income	6,079	9,956	6,461	245	885	42
Net income per share (yen)	192.18	163.65	101.67	13.58	45.21	2.11
Shareholders’ equity per share (yen)	2,442.59	1,293.10	1,408.87	405.94	463.51	460.58

4. Circumstances After Share Exchange

(1)

Information regarding the trade names, fields of business, location of head office, and representative as shown in the table above are not expected to change.

(2)

Increases in the amount of share capital and capital reserves that Nidec will own have yet to be determined.

(3)

This share exchange will not have any material effect on Nidec’s business results in light of the fact that Nidec-Shimpo Corporation is currently a subsidiary of Nidec Corporation.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Nidec’s current plans, estimates, strategies and beliefs, including the expected schedule and exchange-ratio of the exchange offer described above, are forward-looking statements about the future performance of Nidec and Nidec-Shimpo. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

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TOKYO:23546.3

EXHIBIT 2

[English Translation]

[Letterhead of Nidec-Shimpo Corporation]

•FOR IMMEDIATE RELEASE

Nidec-Shimpo Corporation

Contact:  Tadashi Matsushita

(Executive Managing Director)

+81-75-958-3601

Stock exchange code (Osaka, Nagoya): 6398

Released on February 14, 2003 in Kyoto, Japan

Letter of Intent Regarding Exchange Offer to Make Nidec-Shimpo Corporation a Wholly-Owned Subsidiary

At their respective Board of Directors’ Meetings held on February 14, 2003, Nidec Corporation (“Nidec”) and Nidec-Shimpo Corporation (“Nidec-Shimpo”) approved and signed a letter of intent regarding an exchange offer pursuant to which Nidec-Shimpo will become a wholly-owned subsidiary of Nidec. The share exchange is scheduled to take place on October 1, 2003 after signing a share exchange agreement in late April and obtaining approval from the shareholders of both companies at the Ordinary General Meetings of Shareholders scheduled to be convened by both companies in June 2003.

* Domestic listing of shares:Nidec Corporation: The First Section of the Tokyo and Osaka Stock Exchanges

 Nidec-Shimpo Corporation: The Second Section of the Osaka and Nagoya Stock Exchanges

Special Note Regarding the Share Exchange Between Nidec Corporation and Nidec-Shimpo Corporation

The business combination referred to in this press release (the “Transaction”) involves shares of common stock of a non-U.S. company. The Transaction is subject to disclosure requirements of a non-U.S. country that are different from those of the United States. Financial information included in this press release, if any, has been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a non-U.S. country. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

1. Purposes of the Share Exchange Transaction

Since its founding, Nidec has promoted its group management of acquired companies through M&A transactions aimed to fortify its technological competitiveness in the field of small precision motors. Nidec acquired a controlling interest in the predecessor of Nidec-Shimpo, Shimpo Industrial Co., Ltd., through a third-party allotment of new shares of common stock in February 1995, with a view to utilize its transmission-related expertise underpinned by enhanced high-precision processing technologies.

Nidec has been consistent with its M&A policies which focus on the creation of synergies among group companies leveraged by Nidec’s management methods. Nidec has kept its controlling share to the minimum necessary to assume management control while giving deference to each company’s corporate identity and independence. However, in today’s severe economic climate, Nidec and Nidec-Shimpo have decided that Nidec-Shimpo’s future growth requires a comprehensive business integration between the two companies whereby decisions can be made with quick precision to support an agile management, and so that managerial resources can be shared to improve investment efficiency.

2. Conditions of the Share Exchange

(1)

Share Exchange Schedule

February 14, 2003

•Board meetings to approve share exchange letter of intent

                   •Sign letter of intent

Late April 2003

•Board meetings to approve share exchange agreement.

•Sign share exchange agreement.

June 24, 2003

•Shareholders’ meeting to approve share exchange agreement

                   (Nidec-Shimpo Corporation)

June 25, 2003

•Shareholders’ meeting to approve share exchange agreement

                   (Nidec Corporation)

September 30, 2003

•Last day of share certificate submission period (Nidec-Shimpo)

October 1, 2003

•Effective date of share exchange

(2)

Share exchange ratio

  Nidec retained Daiwa Securities SMBC Co. Ltd., and Nidec-Shimpo retained Shijo Consulting Co., Ltd. for advice on the analysis of the share exchange ratio. Based on such advice and other considerations, Nidec and Nidec-Shimpo negotiated and came to the following agreement regarding the share exchange ratio.

  Note that if there are any material changes in the conditions of assets or management of Nidec or Nidec-Shimpo, upon which the share exchange ratio shown below was determined, Nidec and Nidec-Shimpo shall change the ratio.

	Nidec (Parent Company)	Nidec-Shimpo (Wholly-owned subsidiary)
Share exchange ratio	1	0.060

 Notes: 1. For each share of Nidec-Shimpo’s common stock, Nidec shall issue 0.060 shares of its common stock.

2. Daiwa Securities SMBC Co. Ltd. assessed the value of the shares of Nidec and

  Nidec-Shimpo by using market price analysis, and discounted cash flow analysis. Daiwa Securities SMBC Co. Ltd. considered the results of the analysis as a whole and derived an exchange ratio.

Shijo Consulting Co., Ltd. assessed the value of the shares of Nidec and

 Nidec-Shimpo by using the market price analysis, discounted cash flow analysis, and net adjusted book value analysis. Shijo Consulting Co., Ltd.

 considered the results of the analysis as a whole and derived an exchange ratio.

3. Summary of Parties (As of September 30, 2002)

(1) Trade name	Nidec Corporation (Parent company)	Nidec-Shimpo Corporation (Wholly-owned subsidiary)
(2) Field of business	•Development, manufacture and sale of small precision motors •Sale of small precision fans •Development, manufacture and sale of mid-size motors	Development, manufacture and sale of adjustable speed drives, speed reducers, arts & crafts equipment, majoring/monitoring instruments, factory automation systems
(3) Date of incorporation	July 23, 1973	October 31, 1946
(4) Location of head office	10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto 615-0854,Japan	1 Terada, Kohtari, Nagaokakyo-city, Kyoto, Japan
(5) Representative	Shigenobu Nagamori	Kazuhiko Kashihara
(6) Share capital	¥26,473 million	¥2,592 million
(7) Total number of shares issued and outstanding	63,568,632 shares	20,000,516 shares
(8) Shareholders’ equity	¥87,050 million	¥8,725 million
(9) Total assets	¥166,650 million	¥16,588 million
(10) Fiscal year end	March 31	March 31
(11) Number of employees	1,143	446
(12) Major customers	Toshiba, Fujitsu, Hitachi, IBM, Seagate, Western Digital, Maxtor	Nidec, Nichiden Corporation, G-net Corporation, Toyota Industries Corporation, Takatsu Corporation
(13) Major shareholders and shareholding ratios

1.

Shigenobu Nagamori    8.94%

2. SN Kohsan Ltd.        7.32%

3. Japan Trustee Service

  Bank Ltd.             6.57%

4. The Master Trust

  Bank of Japan, Ltd.     6.13%

5. The Dai-Ichi Mutual Life

  Insurance Company     4.86%

6.The Kyoto Bank

  Corporation           4.49%

7.UFJ Trust Bank

  Limited               4.44%

8.Mitsui Asset Trust and

  Banking Company,

  Limited               4.27%

9. Trust & Custody Services

　Bank, Ltd. 　　　　　  3.24%

10. Nippon Life Insurance

   Company             3.19%

1. Nidec Corporation      51.02%

2. Shigenobu Nagamori     5.77%

3.Mizuho Corporate Bank   4.45%

4.The Kyoto Bank

  Corporation             4.00%

5. Shiga Bank             3.12%

6. Nippon Life Insurance

  Company              2.56%

7. United Financial Bank    2.26%

   of Japan

8. Okabe Inc.             1.99%

9. Nidec-Shimpo Association 1.64%

10.The Sumitomo Trust &

   Banking Co., Ltd.       1.50%

(14) Main banks	Bank of Tokyo-Mitsubishi, The Kyoto Bank Corporation, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.	Mizuho Corporate Bank, The Kyoto Bank Corporation, Shiga Bank, United Financial Bank of Japan, The Sumitomo Trust & Banking Co., Ltd.
(15) Relationships between the parties	Capital relationship	Nidec owns 51.02% of the total number of shares issued by Nidec-Shimpo.
	Personal relationship	Three board members, one statutory auditor, and two employees of Nidec act as board members of Nidec-Shimpo.
	Transactional Relationship	Nidec is expected to account for 3.9%, or ¥360 million of the net sales earned by Nidec-Shimpo for the fiscal year 2002 ending March 31, 2003.

(16)  Business Results For the Three Most Recent Years (unit: millions of yen)

Non-consolidated	Nidec Corporation (Parent company)			Nidec-Shimpo Corporation (Wholly-owned subsidiary)
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	98,117	99,605	124,884	10,786	12,234	9,212
Operating income	4,301	876	4,100	24	152	218
Recurring income (loss)	7,087	8,336	11,242	(21)	247	302
Net income	5,178	5,421	7,316	157	164	65
Net income per share (yen)	163.71	89.12	115.11	8.71	8.42	3.26
Dividends per share (yen)	30	20	25	7	7	2.5
Shareholders’ equity per share (yen)	2,354.56	1,242.21	1,331.35	388.50	437.40	433.84

Consolidated	Nidec Corporation (Parent company)			Nidec-Shimpo Corporation (Wholly-owned subsidiary)
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	138,504	249,238	281,069	14,611	16,803	12,759
Operating income	14,425	16,033	16,206	610	992	591
Recurring income	10,574	18,795	17,658	537	961	582
Net income	6,079	9,956	6,461	245	885	42
Net income per share (yen)	192.18	163.65	101.67	13.58	45.21	2.11
Shareholders’ equity per share (yen)	2,442.59	1,293.10	1,408.87	405.94	463.51	460.58

4. Circumstances After Share Exchange

(1)

Information regarding the trade names, fields of business, location of head office, and representative as shown in the table above are not expected to change.

(2)

Increases in the amount of share capital and capital reserves that Nidec will own have yet to be determined.

(3)

This share exchange will not have any material effect on Nidec’s business results in light of the fact that Nidec-Shimpo Corporation is currently a subsidiary of Nidec Corporation.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Nidec’s current plans, estimates, strategies and beliefs, including the expected schedule and exchange-ratio of the exchange offer described above, are forward-looking statements about the future performance of Nidec and Nidec-Shimpo. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

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TOKYO:23546.3